Exhibit 99.1

Daqo New Energy Announces Unaudited Fourth Quarter and Fiscal Year 2023 Results

Shanghai, China—February 28, 2024—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the fourth quarter and fiscal year of 2023.

Fourth Quarter 2023 Financial and Operating Highlights

●	Polysilicon production volume was 61,014 MT in Q4 2023, compared to 57,664 MT in Q3 2023

●	Polysilicon sales volume was 59,906 MT in Q4 2023, compared to 63,263 MT in Q3 2023

●	Polysilicon average total production cost(1) was $6.50/kg in Q4 2023, compared to $6.52/kg in Q3 2023

●	Polysilicon average cash cost(1) was $5.72/kg in Q4 2023, compared to $5.67/kg in Q3 2023

●	Polysilicon average selling price (ASP) was $7.97/kg in Q4 2023, compared to $7.68/kg in Q3 2023

●	Revenue was $477.1 million in Q4 2023, compared to $484.8 million in Q3 2023

●	Gross profit was $87.2 million in Q4 2023, compared to $67.8 million in Q3 2023. Gross margin was 18.3% in Q4 2023, compared to 14.0% in Q3 2023

●	Net income attributable to Daqo New Energy Corp. shareholders was $44.9 million in Q4 2023, compared to net loss attributable to Daqo New Energy Corp. shareholders of $6.3 million in Q3 2023

●	Earnings per basic American Depositary Share (ADS)(3) was $0.64 in Q4 2023, compared to loss per basic ADS of $0.09 in Q3 2023

●	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $66.0 million in Q4 2023, compared to $44.0 million in Q3 2023

●	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $0.94 in Q4 2023, compared to $0.59 in Q3 2023

●	EBITDA (non-GAAP)(2) was $128.2 million in Q4 2023, compared to $70.2 million in Q3 2023. EBITDA margin (non-GAAP)(2) was 26.9% in Q4 2023, compared to 14.5% in Q3 2023

	Three months ended
US$ millions except as indicated otherwise	December. 31, 2023	September. 30, 2023	December. 31, 2022
Revenues	477.1	484.8	864.3
Gross profit	87.2	67.8	668.9
Gross margin	18.3%	14.0%	77.4%
Income from operations	83.3	22.5	623.1
Net income/(loss) attributable to Daqo New Energy Corp. shareholders	44.9	(6.3)	332.7
Earnings/(loss) per basic ADS(3) ($ per ADS)	0.64	(0.09)	4.26
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	66.0	44.0	363.1
Adjusted earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	0.94	0.59	4.65
EBITDA (non-GAAP)(2)	128.2	70.2	648.5
EBITDA margin (non-GAAP)(2)	26.9%	14.5%	75.0%
Polysilicon sales volume (MT)	59,906	63,263	23,400
Polysilicon average total production cost ($/kg)(1)	6.50	6.52	7.69
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.72	5.67	6.78

Full Year 2023 Financial and Operating Highlights

●	Polysilicon production volume was 197,831 MT in 2023, compared to 133,812 MT in 2022

●	Polysilicon sales volume was 200,002 MT in 2023, compared to 132,909 MT in 2022

●	Revenue was $2,308.5 million in 2023, compared to $4,608.4 million in 2022

●	Gross profit was $920.7 million in 2023, compared to $3,407.9 million in 2022. Gross margin was 39.9% in 2023, compared to 74.0% in 2022

●	Net income attributable to Daqo New Energy Corp. shareholders was $421.2 million in 2023, compared to $1,819.8 million in 2022. Earnings per basic ADS was $5.64 in 2023, compared to $24.00 in 2022

●	EBITDA (non-GAAP)(2) was $918.6 million in 2023, compared to $3,150.7 million in 2022. EBITDA margin (non-GAAP)(2) was 39.8% in 2023, compared to 68.4% in 2022

●	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $554.7 million in 2023, compared to $2,122.3 million in 2022

●	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $7.42 in 2023, compared to $27.97 in 2022

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation and non-cash share-based compensation, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Xiang Xu, Chairman and CEO of the Company, commented, “2023 was a year of unforeseen developments and challenges in the solar industry with record installation volumes worldwide but also record-low prices by the end of the year. Thanks to the dedication and invaluable contribution of our team, we reached an annual polysilicon production volume of 197,831 MT in 2023, meeting our guidance of 196,000 to 199,000 MT and representing a 47.8% year-over-year growth rate compared to 133,812 MT produced in 2022. We sold 200,002 MT, 50.5% higher than 132,909 MT in 2022. Despite robust demand growth for solar PV products globally in 2023, the high polysilicon prices driven by capacity mismatches between upstream and downstream players and the resulting supply shortages that we had seen in 2022 were alleviated by early 2023. As a result, polysilicon ASPs declined significantly for the year to $11.48/kg from $32.54/kg in 2022. Our revenue was $2.3 billion in 2023 compared to $4.6 billion in 2022 due to much lower ASPs. The decline was partially offset by the higher sales volume. Despite the challenging market conditions, gross margin still came in strong at 39.9% for 2023. EBITDA margin for 2023 was 39.8%, with EBITDA of $918.5 million. Furthermore, the Company generated very strong operating cash flow of approximately $1.6 billion for the year and continued to maintain a healthy balance sheet with no financial debt. By the end of 2023, the Company had a cash balance of $3.0 billion and a combined cash and bank notes receivable balance of $3.2 billion.

During the fourth quarter, continued optimization of operations and improvements in yield and throughput at our two polysilicon facilities resulted in total production volume of 61,014 MT, an increase of 3,350 MT compared to the previous quarter. Our new Inner Mongolia 5A facility contributed 45% of our total production volume for the fourth quarter. Compared to the end of last year, our production cost trended down quarter over quarter, reducing by approximately $1.2/kg from Q4 2022 to an average of $6.50/kg in Q4 2023. Q4 saw solid demand from customers for our high-quality N-type polysilicon. In total, we shipped 59,392 MT of polysilicon for the quarter, leaving our finished goods inventory at a very low level of less than one week of production volume across our two facilities. This low inventory level has allowed us to effectively hedge against downside risks during the off-season period close to the end of year. In Q4, as new capacity was released, the price disparity became more apparent between high-quality manufacturers and new entrants. Despite fierce market competition due to the addition to polysilicon supply, we continued to maintain our leadership in both cost and quality. During the month of December, our N-type product mix reached approximately 60%. Overall, we maintained profitability despite the challenging market conditions, generating $128 million in EBITDA for Q4, and maintained a strong cash flow.”

“We expect Q1 2024 total polysilicon production volume to be approximately 60,000 MT to 62,000 MT, similar to that for Q4 2023 as the Company maintains full production. We plan to begin initial production at our new Inner Mongolia 5B facility in Q2 2024, and as such we anticipate full year 2024 production volume to be approximately 280,000 MT to 300,000 MT, approximately 40% to 50% higher than in 2023. With more than a decade of experience in polysilicon production, as well as a fully digitalized and integrated production system that optimizes operational efficiency, we will further increase N-type production in the product mix.”

“Industry polysilicon prices in Q4 declined from approximately RMB87/kg for mono-grade polysilicon in September to approximately RMB 65/kg in December primarily due to seasonally lower demand. On the demand side, in October, the ingot segment reduced utilization rates due to accumulated inventory and lower wafer prices. In November, N-type module prices dropped below RMB 1.0/W for the first time and solar cell manufacturers could hardly make a profit. On the supply side, polysilicon production volumes in China continued to increase on a month-over-month basis in Q4, and Tier 2 and Tier 3 manufacturers, including new entrants, contributed most of the growth in polysilicon supply. However, leading high-quality manufacturers produced less than anticipated, widening the price gap between high quality manufacturers and Tier-2 companies. Near the end of December, N-type and P-type polysilicon prices came in at around RMB 65-68/kg and RMB 55-62/kg, respectively. Going into the first half of 2024, we expect polysilicon prices to rebound slightly in Q1, seasonally affected by Chinese New Year, and then stabilize in Q2. The market transition to N-type products has been accelerating, as downstream producers continue to switch to N-type products, driven by the higher price premium of N-type TOPCon products over P-type PERC products. We expect this trend to continue throughout 2024, with strong demand for higher-purity N-type polysilicon in a market with tight supply.”

“Regarding the Company’s $700 million share buyback program announced in November 2022, by the end of 2023, the Company had repurchased 14.55 million ADSs (equivalent to 72.75 million ordinary shares) at an average price of $33.71 per ADS for a total of approximately $491 million, representing 70.1% of the US$700 million maximum amount of the share repurchase program. The number of the Company’s total ordinary shares outstanding at the end of 2023 was approximately 328.5 million after reflecting the completed share repurchases, compared with 391.0 million ordinary shares at the end of 2022. Together with the program completed in 2022, in aggregate, the Company has repurchased approximately 16.4 million ADSs for approximately $610.5 million.”

“2023 was an unprecedented year, marking a step change for renewable power growth. The global acceleration in the transition to renewable energy was primarily driven by China’s booming solar market with new solar PV capacity reaching record high at 216.88GW, a 148% year-over-year growth. This surge was particularly evident in December, when China added 53GW, which is roughly a quarter of the entire year’s additional capacity. Solar has become one of the most competitive forms of power generation and the continuous cost reduction in solar PV products and the associated reduction in solar energy generation costs are expected to create substantial additional green energy demand. With 2023 setting the stage for gradually phasing out P-type products, we believe that 2024 will mark the year when N-type products dominate the industry. We are optimistic that we will capture the long-term benefits of the growing global solar PV market and maintain our competitive advantage, by enhancing our higher-efficiency N-type technology and optimizing our cost structure through digital transformation. In 2023 alone, we collected more than 20 billion manufacturing process data points at each of our polysilicon production facility. We believe that we have one of the largest pools of collected and stored polysilicon production data amongst our peers in China. We have begun to apply AI to this vast amount of data to help increase the proportion of N-type in our product mix and reduce our production cost, by identifying relationships across discrete processes, and ultimately predicting the optimal inputs and parameters that would yield the best production result. We expect that as we collect more data and further leverage our AI-powered analytics to provide additional insights, we will be able to further reduce cost, achieve higher efficiency and increase productivity.”

Outlook and guidance

The Company expects to produce approximately 60,000MT to 62,000MT of polysilicon during the first quarter of 2024. The Company expects to produce approximately 280,000MT to 300,000MT of polysilicon for the full year of 2024, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Fourth Quarter 2023 Results

Revenues

Revenues were $477.1 million, compared to $484.8 million in the third quarter of 2023 and $864.3 million in the fourth quarter of 2022. The decrease in revenues compared to the third quarter of 2023 was primarily due to a decrease in sales volume mitigated by an increase in ASP.

Gross profit and margin

Gross profit was $87.2 million, compared to $67.8 million in the third quarter of 2023 and $668.9 million in the fourth quarter of 2022. Gross margin was 18.3%, compared to 14.0% in the third quarter of 2023 and 77.4% in the fourth quarter of 2022. The increase in gross margin compared to the third quarter of 2023 was primarily due to higher ASP and lower production cost.

Selling, general and administrative expenses

Selling, general and administrative expenses were $39.0 million, compared to $89.7 million in the third quarter of 2023 and $44.0 million in the fourth quarter of 2022. SG&A expenses during the fourth quarter included $19.6 million in non-cash share-based compensation expense related to the Company’s share incentive plans, compared to $46.3 million in the third quarter of 2023.

Research and development expenses

Research and development (R&D) expenses were $3.3 million, compared to $2.8 million in the third quarter of 2023 and $2.7 million in the fourth quarter of 2022. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter. R&D activities were primarily related to quality improvements and N-type product research.

Foreign exchange (loss)/gain

Foreign exchange loss was $0.8 million, compared to a gain of $3.1 million in the third quarter of 2023 attributed to the volatility and fluctuation in the USD/CNY exchange rate during the quarter.

Income from operations and operating margin

As a result of the abovementioned, income from operations was $83.3 million, compared to $22.5 million in the third quarter of 2023 and $623.1 million in the fourth quarter of 2022.

Operating margin was 17.5%, compared to 4.6% in the third quarter of 2023 and 72.1% in the fourth quarter of 2022.

Net income/(loss) attributable to Daqo New Energy Corp. shareholders and earnings/(loss) per ADS

As a result of the abovementioned, net income attributable to Daqo New Energy Corp. shareholders was $44.9 million, compared to net loss of $6.3 million in the third quarter of 2023 and $332.7 million in the fourth quarter of 2022.

Earnings per basic American Depository Share (ADS) was $0.64, compared to loss per basic ADS of $0.09 in the third quarter of 2023, and $4.26 in the fourth quarter of 2022.

Adjusted income (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS(non-GAAP)

As a result of the aforementioned, adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $66.0 million, compared to $44.0 million in the third quarter of 2023 and $363.1 million in the fourth quarter of 2022.

Adjusted earnings per basic American Depository Share (ADS) was $0.94 compared to $0.59 in the third quarter of 2023, and $4.65 in the fourth quarter of 2022.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was $128.2 million, compared to $70.2 million in the third quarter of 2023 and $648.5 million in the fourth quarter of 2022. EBITDA margin (non-GAAP) was 26.9%, compared to 14.5% in the third quarter of 2023 and 75.0% in the fourth quarter of 2022.

Full Year 2023 Results

Revenues

Revenues were $2,308.5 million, compared to $4,608.4 million in 2022. The decrease was primarily due to much lower polysilicon ASPs, partially mitigated by higher sales volume.

Gross profit and margin

Gross profit was $920.7 million, compared to $3,407.9 million in 2022. Gross margin was 39.9%, compared to 74.0% in 2022. The decrease in gross profit was primarily due to lower ASPs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $213.2 million, compared to $354.1 million in 2022. The decrease was primarily due to reduction in non-cash share-based compensation cost related to the Company’s share incentive plan, which was $121.0 million and $299.3 million in 2023 and 2022, respectively.

Research and development expenses

Research and development (R&D) expenses were $10.1 million, compared to $10.0 million in 2022. Research and development expenses can vary from period to period and reflect R&D activities that took place during the period.

Income from operations and operating margin

As a result of the foregoing, income from operations was $783.4 million, compared to $3,040.6 million in 2022. Operating margin was 33.9%, compared to 66.0% in 2022.

Interest income, net

Interest income, net was $52.3 million, compared to $14.5 million in 2022. The increase in interest income was due to higher cash at bank balance.

Income tax expense

Income tax expense was $174.0 million, compared to $577.2 million in 2022. The decrease was primarily due to lower income before income taxes.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

Net income attributable to Daqo New Energy Corp. shareholders was $421.2 million, compared to $1,819.8 million in 2022. Earnings per basic ADS were $5.64, compared to $24.00 in 2022.

Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders was $554.7 million, compared to $2,122.3 million in 2022. Adjusted earnings per basic ADS (non-GAAP) were $7.42, compared to $27.97 in 2022.

EBITDA

EBITDA (non-GAAP) was $918.6 million, compared to $3,150.7 million in 2022. EBITDA margin (non-GAAP) was 39.8%, compared to 68.4% in 2022.

Financial Condition

As of December 31, 2023, the Company had $3,048.0 million in cash, cash equivalents and restricted cash, compared to $3,280.8 million as of September 30, 2023 and $3,520.4 million as of December 31, 2022. As of December 31, 2023, the notes receivable balance was $116.4 million, compared to $275.8 million as of September 30, 2023 and $1,131.6 million as of December 31, 2022. Notes receivable represents bank notes with maturity within six months.

Cash Flows

For the twelve months ended December 31, 2023, net cash provided by operating activities was $1,610.9 million, compared to $2,462.7 million in the same period of 2022. The decrease was primarily due to lower revenues and gross margin.

For the twelve months ended December 31, 2023, net cash used in investing activities was $1,190.8 million, compared to $998.4 million in the same period of 2022. The net cash used in investing activities in 2023 was primarily related to the capital expenditures on the Company’s 5A and 5B polysilicon expansion projects in Baotou City, Inner Mongolia.

For the twelve months ended December 31, 2023, net cash used in financing activities was $795.4 million, compared to $1,472.1 million provided by financing activities in the same period of 2022. The net cash used in financing activities in 2023 was primarily related to $485.9 million in share repurchases and $303.7 million in dividend payment made by the Company’s subsidiary, Xinjiang Daqo, to its minority shareholders.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on February 28, 2024 (9:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy Corp. call.

Webcast link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=ZH6URNsB

A replay of the call will be available 1 hour after the conclusion of the conference call through March 6, 2024. The dial in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 3690953

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the first quarter and the full year of 2024 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Year ended Dec 31
	Dec 31, 2023	Sep 30, 2023	Dec 31, 2022	2023	2022
Revenues	$477,133	$484,839	$864,252	$2,308,530	$4,608,350
Cost of revenues	(389,937)	(417,025)	(195,368)	(1,387,880)	(1,200,428)
Gross profit	87,196	67,814	668,884	920,650	3,407,922
Operating expenses
Selling, general and administrative expenses	(39,004)	(89,697)	(43,979)	(213,241)	(354,074)
Research and development expenses	(3,250)	(2,758)	(2,738)	(10,116)	(10,041)
Other operating income/(expense)	38,349	47,112	903	86,137	(3,181)
Total operating expenses	(3,905)	(45,343)	(45,814)	(137,220)	(367,296)
Income from operations	83,291	22,471	623,070	783,430	3,040,626
Interest income, net	13,772	13,832	12,030	52,301	14,473
Foreign exchange (loss)/gain	(796)	3,143	-	(17,367)	680
Investment income	253	(165)	(132)	109	1,110
Income before income taxes	96,520	39,281	634,968	818,473	3,056,889
Income tax expense	(26,737)	(21,438)	(148,675)	(173,973)	(577,247)
Net income	69,783	17,843	486,293	644,500	2,479,642
Net income attributable to non-controlling interest	24,837	24,155	153,559	223,342	659,841
Net income/(loss) attributable to Daqo
New Energy Corp. shareholders	$44,946	$(6,312)	$332,734	$421,158	$1,819,801

Earnings/(loss) per ADS
Basic	0.64	(0.09)	4.26	5.64	24.00
Diluted	0.64	(0.09)	4.71	5.62	23.35

Weighted average ADS outstanding
Basic	69,862,986	74,038,122	78,052,481	74,717,201	75,873,062
Diluted	69,905,271	74,152,055	78,898,049	74,963,535	77,291,968

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	3,047,956	3,280,816	3,520,351
Short-term investments	-	2,749	13,927
Notes receivable	116,358	275,843	1,131,566
Inventories	173,271	129,067	169,517
Other current assets	239,050	150,633	53,802
Total current assets	3,576,635	3,839,108	4,889,163
Property, plant and equipment, net	3,641,024	3,237,803	2,605,195
Prepaid land use right	150,358	147,774	80,330
Other non-current assets	73,507	70,956	19,408
TOTAL ASSETS	7,441,524	7,295,641	7,594,096

Current liabilities:
Accounts payable and notes payable	93,161	100,466	102,562
Advances from customers-short term portion	148,984	252,262	121,992
Payables for purchases of property, plant and equipment	435,344	292,488	230,440
Other current liabilities	173,598	165,102	281,548
Total current liabilities	851,087	810,318	736,542
Advance from customers – long term portion	113,857	104,206	153,176
Other non-current liabilities	36,681	33,526	99,772
TOTAL LIABILITIES	1,001,625	948,050	989,490

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,753,522	4,733,218	4,807,376
Non-controlling interest	1,686,377	1,614,373	1,797,230
Total equity	6,439,899	6,347,591	6,604,606
TOTAL LIABILITIES & EQUITY	7,441,524	7,295,641	7,594,096

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the year ended December 31,
	2023	2022
Operating Activities:
Net income	$644,500	$2,479,642
Adjustments to reconcile net income to net cash provided by operating activities	301,615	431,965
Changes in operating assets and liabilities	664,753	(448,955)
Net cash provided by operating activities	1,610,868	2,462,652

Investing activities:
Net cash used in investing activities	(1,190,781)	(998,416)

Financing activities:
Net cash (used in)/provided by financing activities	(795,399)	1,472,091

Effect of exchange rate changes	(97,083)	(139,942)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(472,395)	2,796,385
Cash, cash equivalents and restricted cash at the beginning of the period	3,520,351	723,966
Cash, cash equivalents and restricted cash at the end of the period	3,047,956	3,520,351

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months ended			Year ended Dec 31
	Dec 31, 2023	Sep 30, 2023	Dec 31, 2022	2023	2022
Net income	69,783	17,843	486,293	644,500	2,479,642
Income tax expense	26,737	21,438	148,675	173,973	577,247
Interest income, net	(13,772)	(13,832)	(12,030)	(52,301)	(14,473)
Depreciation & Amortization	45,455	44,765	25,585	152,454	108,317
EBITDA (non-GAAP)	128,203	70,214	648,523	918,626	3,150,733
EBITDA margin (non-GAAP)	26.9%	14.5%	75.0%	39.8%	68.4%

	Three months ended			Year ended Dec 31
	Dec 31, 2023	Sep 30, 2023	Dec 31, 2022	2023	2022
Net income/(loss) attributable to Daqo New Energy Corp. shareholders	44,946	(6,312)	332,734	421,158	1,819,801
Share-based compensation	21,008	50,287	30,376	133,520	302,495
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	65,954	43,975	363,110	554,678	2,122,296
Adjusted earnings per basic ADS (non-GAAP)	$0.94	$0.59	$4.65	$7.42	$27.97
Adjusted earnings per diluted ADS (non-GAAP)	$0.94	$0.59	$4.60	$7.40	$27.46

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178-1749-0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480-614-3004

Email: lbergkamp@christensencomms.com